FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person
     John D. Connelly
     1 Greenwich Plaza
     Greenwich, CT 06830

2.   Date of Event Requiring Statement (Month/Day/Year)

     1/7/99

3    IRS or Social Security Number of Reporting Person (Voluntary)


4.   Issuer Name and Ticker or Trading Symbol
     FactSet Research Systems Inc. (FDS)


5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     (X ) Director                        (  ) 10% Owner
     (  ) Officer (give title below)      (  ) Other (specify below)


6.   If Amendment, Date of Original (Month/Day/Year)


7.   Individual or Joint/Group Filing (Check Applicable Line)

     (X ) Form filed by One Reporting Person

     (  ) Form filed by More than one Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security       2. Amount of      3. Ownership   4. Nature of
   (Instr. 4)                 Securities        Form:          Indirect
                              Beneficially      Direct (D)     Beneficial
                              Owned             or             Ownership
                              (Instr. 4)        Indirect       (Instr. 5)
                                                (I)
                                                (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of      2. Date Exercisable      3. Title and Amount   4. Conversion  5. Ownership     6. Nature of
   Derivative       and Expiration           of Securities         or Exercise    Form of          Indirect
   Security         Date (Month/Day/         Underlying            Price of       Derivative       Beneficial
                    Year)                    Derivative            Derivative     Security:        Ownership
                                             Security              Security       Direct (D) or    (Instr. 5)
                                                                                  Indirect (I)
                                                                                  (Instr. 5)
 ------------       -----------------------  ------------------    -----------    -------------    -----------
                    Date            Expira-  Title   Amount or
                    Exercisable     tion             Number of
                                    Date             Shares
                    --------------  -------  ------  ---------
Stock Option        1/8/00 (2,000)  1/6/09   Common  10,000        62.25          D
(Right to Buy)      1/8/01 (2,000)           Stock,
                    1/8/02 (2,000)           .01 par
                    1/8/03 (2,000)           value
                    1/8/04 (2,000)

Note: The options were received through the Non-Employee Director Stock Option Plan and vest at a rate of 20% per year, beginning one year after the grant date of the options.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ John D. Connolly                                  January 22, 1999
-----------------------------                         ----------------
Signature of Reporting Person                               Date
John D. Connolly